                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A
                               (Amendment No. 4)

                   Under the Securities Exchange Act of 1934

                               ICHOR CORPORATION

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                               (Name of Issuer)

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                         Common Stock, $0.01 Par Value

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                         (Title of Class of Securities)

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                                  693286 10 6

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                                (CUSIP Number)

       Michael J. Smith, 6 Rue Charles-Bonnet, 1206 Geneva, Switzerland
                          Telephone (41 22) 818 2999

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      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               December 7, 1999

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           (Date of Event Which Requires Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


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                                                             Page 2 of 7 Pages


CUSIP No.     693286 10 6
          ------------------------------

1)  Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons

          MFC Bancorp Ltd.
    ---------------------------------------------------

2)  Check the Appropriate Box if a Member of a Group

    (a)   [   ]
    (b)   [ x ]

3)  SEC Use Only
                 -------------------------------------------------------------

4)  Source of Funds   AF
                    ----------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

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6)  Citizenship or Place of Organization   Yukon Territory, Canada
                                         -------------------------------------

    Number of               (7)  Sole Voting Power   0
    Shares Bene-                                   ---------------------------
    ficially                (8)  Shared Voting Power   5,514,701*
    Owned by                                         -------------------------
    Each Reporting          (9)  Sole Dispositive Power   0
    Person                                              ----------------------
    With                    (10) Shared Dispositive Power   5,514,701*
                                                          --------------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person   5,514,701*
                                                                  ------------

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     -------------------------------------------------------------------------

13)  Percent of Class Represented by Amount in Row (11)   80.5%*
                                                        ----------------------

14)  Type of Reporting Person           CO
                               -----------------------------------------------

----------------
* Assuming the conversion of 402,500 shares of preferred stock, series 1 and 97,206 shares of preferred stock, series 2 of ICHOR Corporation, based on a conversion price as at December 7, 1999 of $2.57.


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                                                             Page 3 of 7 Pages


ITEM 1.  SECURITY AND ISSUER.

This statement relates to the shares of common stock with a $0.01 par value each of ICHOR Corporation ("ICHOR"), a Delaware corporation, having a principal executive office at Suite 1250, 400 Burrard Street, Vancouver, British Columbia, Canada, V6C 3A6.

ITEM 2.  IDENTITY AND BACKGROUND.

This statement is filed on behalf of MFC Bancorp Ltd. ("MFC"). MFC operates in the financial services business and has a principal business and office address at 6 Rue Charles-Bonnet, 1206 Geneva, Switzerland. See Item 6 on page 2 of this Schedule 13D/A for the jurisdiction of organization of MFC.

The following table lists the names, citizenship, principal business addresses and principal occupations of the executive officers and directors of MFC.

NAME                     RESIDENCE                    PRINCIPAL
                    OR BUSINESS ADDRESS               OCCUPATION           CITIZENSHIP
--------------------------------------------------------------------------------------

Michael J. Smith   6 Rue Charles-Bonnet,            Director, President      British
                   1206 Geneva, Switzerland         and Chief Executive
                                                    Officer of MFC
--------------------------------------------------------------------------------------

Roy Zanatta        Suite 1250, 400 Burrard Street,  Director and             Canadian
                   Vancouver, British Columbia,     Secretary of MFC
                   Canada  V6C 3A6
--------------------------------------------------------------------------------------
Sok Chu Kim        1072 - 59 Namhyn-Dong,           Director of Korea        Korean
                   Gwanak-Ku, Seoul, 151-080,       Liberalization Fund
                   Korea                            Ltd.
--------------------------------------------------------------------------------------
Julius Mallin      83 Winchester Street,            Retired Businessman      Canadian
                   Toronto, Ontario,
                   Canada  M4X 1B1
--------------------------------------------------------------------------------------
Oq-Hyun Chin       3,4th Floor, Kyung Am Bldg.,     Business Advisor,        Korean
                   831-28 Yeoksam-Dong,             The Art Group
                   Kangnam-Ku, Seoul, Korea         Architects &
                                                    Engineers Ltd.

During the last five years, MFC has not been, nor to the knowledge of MFC, have any of its officers or directors been, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


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                                                             Page 4 of 7 Pages


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Drummond Financial Corporation ("Drummond"), a subsidiary of MFC, acquired 97,206 shares of 5% Cumulative Redeemable Convertible Preferred Stock, Series 2 of ICHOR in consideration of debt forgiveness of $972,060.

ITEM 4.  PURPOSE OF TRANSACTION.

To the knowledge of MFC, Drummond has acquired the shares of common stock of ICHOR for investment purposes. At this time, neither MFC nor, to the knowledge of MFC, any of its directors or executive officers, have the intention of acquiring additional shares of ICHOR, although MFC reserves the right to make additional purchases on the open market, in private transactions and from treasury. Neither MFC nor, to the knowledge of MFC, any of its directors or executive officers, have any present intention or understandings to effect any of the transactions listed in Item 4(a)-(j) of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

On December 7, 1999, Drummond acquired 97,206 shares of 5% Cumulative Redeemable Convertible Preferred Stock, Series 2 (the "Series 2 Preferred Stock") of ICHOR from treasury in consideration of $972,060 in debt forgiveness. MFC controls 49.4% of the outstanding shares of common stock and all of the voting preferred stock of Drummond, which gives MFC control of 76.0% of the voting power in Drummond. The Series 2 Preferred Stock have a conversion price equal to 90% of the 20 day average closing trading price of the shares of common stock of ICHOR on the stock exchange or quotation system through which the largest number of shares of common stock traded during the period immediately preceding the date that notice of conversion is delivered to ICHOR. For the purposes of this Schedule 13D/A, the conversion price and the amount of underlying common stock relating to the Series 2 Preferred Stock have been calculated using the 20 day average closing trading price on December 7, 1999, which was approximately $2.85.

As disclosed in the Schedule 13D/A filed by, among others, MFC dated January 4, 1999, MFC was the indirect beneficial holder of 3,570,320 shares of common stock of ICHOR and 402,500 shares of 5% Cumulative Redeemable Convertible Preferred Stock, Series 1 (the "Series 1 Preferred Stock") of ICHOR. The Series 1 Preferred Stock are convertible on the same basis as the Series 2 Preferred Stock. For the purposes of this Schedule 13D/A, the conversion price and amount of underlying common stock relating to the Series 1 Preferred Stock have been calculated using the 20 day average closing trading price on December 7, 1999, which was approximately $2.85. As a result of the above-entioned transaction, MFC beneficially holds and has the shared power to direct the vote and disposition of a total of 5,514,701 shares of common stock of ICHOR, which represents approximately 80.5% of ICHOR's issued and outstanding shares of common stock, assuming the conversion of the 402,500 shares of Series 1 Preferred Stock into an aggregate of 1,566,148 shares of common stock of ICHOR and the conversion of the 97,206 shares of Series 2 Preferred Stock into


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                                                             Page 5 of 7 Pages


an aggregate of 378,233 shares of common stock of ICHOR, at a conversion price of approximately $2.57 per share.

To the knowledge of MFC, none of its directors or executive officers have the power to vote or dispose of any shares of common stock of ICHOR, nor did MFC or its directors and executive officers effect any transactions in such shares during the past 60 days, except as disclosed herein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On November 30, 1999, Drummond and ICHOR entered into a debt settlement agreement (the "Settlement Agreement"), pursuant to which Drummond acquired 97,206 shares of Series 2 Preferred Stock of ICHOR in consideration of $972,060 of debt forgiveness. The description of the transaction provided in
Item 5 above is qualified in its entirety by reference to Exhibit 1, which contains a copy of the Settlement Agreement and is incorporated herein by reference.


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                                                             Page 6 of 7 Pages


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit Number              Description
     --------------              -----------

           1 Debt Settlement Agreement between Drummond Financial Corporation and ICHOR Corporation dated November 30, 1999. Incorporated by reference to the Form 8-K dated December 7, 1999 of ICHOR Corporation.
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                                                             Page 7 of 7 Pages


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     December 9, 1999
                                           -----------------------------------
                                                          (Date)

                                                     MFC BANCORP LTD.
                                           -----------------------------------

                                           By:     /s/ Michael J. Smith
                                           -----------------------------------
                                                       (Signature)

                                               Michael J. Smith, President
                                           -----------------------------------
                                                     (Name and Title)